DRINKER BIDDLE & REATH LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 Phone

(215) 988-2757 Fax

December 1, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Amy Miller, Esquire

Office of Disclosure and Review

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Copeland Trust Nos. 333-169806 and 811-22483

(the “Registrant”)

Dear Ms. Miller:

This letter is in response to your comments provided via telephone on November 16, 2015, regarding Post-Effective Amendment No. 19 to the Registrant’s registration statement for the Copeland International Small Cap Dividend Growth Fund (the “Fund”), filed with the Securities and Exchange Commission (“SEC”) on September 30, 2015:

1.	Comment: Since investing in Acquired Funds is not a principal investment strategy, consider whether the line item for Acquired Fund Fees and Expenses is necessary.

Response: The Fund expects that Acquired Fund Fees and Expenses will be less than 1 basis point, and therefore will delete this line item and footnote 2 from the fee and expense table.

2.	Comment: Remove the line item and related footnote 3 to the fee and expense table regarding Fee Waiver and/or Expense Reimbursement and line item Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement if the estimated expenses of the Fund do not trigger the fee and/or expense waiver. If the fee and/or expense waiver has been triggered, add to the end of the first sentence of footnote 3 that any recoupment of previously waived fees will be limited to those expense limits “in place at the time of the waiver or recoupment”. Please add this disclosure to the other sections of the Fund’s prospectus and Statement of Additional Information (SAI) where the Registrant discusses the recoupment of waived fees. In addition add this disclosure to Registrant’s other series’ prospectuses and SAIs where the Registrant discusses the recoupment of waived fees.

Response: The Registrant will remove the line item and related footnote 3 to the fee and expense table regarding Fee Waiver and/or Expense Reimbursement and line item Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement because the estimated expenses of the Fund are not expected to trigger the fee and/or expense waiver at this time. The Registrant will revise the disclosure in the “Management” section of the Prospectus and in the other series’ prospectuses in the Registrant’s next annual update of its registration statement to add the following disclosure that is currently contained in each of Registrant’s SAIs under the section “Investment Adviser,” which the Registrant believes is consistent with the Staff’s comment: “…if such recoupment can be achieved without exceeding the lesser of the expense limitation in effect at the time of the deferral and at the time of the repayment.”

3.	Comment: Please define what is considered to be “small capitalization” equities or companies.

Response: The Registrant will add the following definition of “small capitalization” companies: “The Fund’s adviser considers “small capitalization” companies to include companies with market capitalizations, at the time of purchase, within the market capitalization range of any stock in the MSCI World Ex USA Small Cap Index. This capitalization range fluctuates and was $18 million to $7.88 billion as of October 30, 2015.”

4. Comment: Under Principal Investment Strategies, include more information whether the Fund will invest in developed or emerging markets or intends to invest in a specific region or market. Please harmonize this strategy with the disclosure regarding emerging markets risk.

Response: The Fund will add the following disclosure: “The Fund plans to invest primarily in developed markets, and a lesser degree in emerging markets, throughout the world. Emerging markets include all markets that are not considered to be developed markets by the MSCI World Ex USA Small Cap Index."

5.	Comment: The Prospectus states that the Fund invests in stocks of “non-US headquartered companies.” Please explain to the Staff why headquarters is the appropriate test for determining whether a company qualifies as a non-U.S. company and describe supplementally what is meant by “non-US headquartered companies”.

Response:  The Adviser has informed the Registrant that a firm’s headquarters is not a criterion it would use for determining whether a firm is a non-U.S. company. The Registrant will revise the disclosure accordingly.

6.	Comment: Provide examples of any non-U.S. headquartered companies that the Fund would invest in. If there are none, consider whether this criterion is appropriate.

Response:  The Adviser has informed the Registrant a firm’s headquarters is not a criterion it would use for determining whether a firm is a non-U.S. company.

7.	Comment: In the second sentence under “Principal Investment Strategies”, add that the Fund is “primarily” composed of the investments listed in this sentence and remove the word “stocks”.

Response: The Registrant will revise disclosure as requested.

8.	Comment: Add that the Fund will invest at least 80% of its net assets in small capitalization stocks as required by Rule 35a-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant will revise disclosure as requested.

9.	Comment: Consider revising the paragraph on “Principal Investment Strategies” the summary section to break it into additional sentences and paragraphs simplify and clarify the disclosure.

Response: The Registrant will revise the Principal Investment Strategies section as follows:

“The Fund seeks to achieve its investment objectives of long-term capital appreciation and income generation by purchasing small capitalization equities of international companies with a proven track record of dividend growth.

The Fund is primarily composed of common stocks, Master Limited Partnerships (“MLPs”), American Depositary Receipts ("ADRs"), and real estate investment trusts ("REITs") of international companies or entities and cash equivalents. ADRs are investments issued by an American bank or trust company evidencing ownership of underlying securities issued by a foreign company. International companies or entities are those that trade on non-U.S. exchanges or that derive the majority of their revenue from non-U.S. sources.

As an international fund, the Fund invests, under normal market conditions, in at least three different foreign countries, and at least 40% of its assets outside of the U.S. The Fund plans to invest primarily in developed markets, and a lesser degree in emerging markets, throughout the world. Emerging markets include all markets that are not considered to be developed markets by the MSCI World Ex USA Small Cap Index. The Fund may seek to reduce currency fluctuations by hedging its foreign currency exposure.

Under normal market conditions, the Fund invests at least 80% of its net assets (including borrowings for investment purposes) in securities that have increased their dividend for a minimum of two consecutive years. Up to 20% of the Fund’s net assets may be invested in stocks with less than two consecutive years of dividend growth. The adviser sells securities when they no longer meet its fundamental dividend growth criteria.

In addition, under normal market conditions, the Fund invests at least 80% of its net assets (including borrowings for investment purposes) in small capitalization companies. The Fund’s adviser considers “small capitalization” companies to include companies with market capitalizations, at the time of purchase, within the market capitalization range of any stock in the MSCI World Ex USA Small Cap Index. This capitalization range fluctuates and was $18 million to $7.88 billion as of October 30, 2015.”

10.	Comment: If the Fund will use derivatives for purposes of gaining exposure to small capitalization equities for purposes of meeting the 80% minimum investment in small capitalization stocks, how will the Fund value these derivatives?

Response: The Fund may use derivatives to a limited degree and will value those derivatives based on market values.

11.	Comment: The Prospectus states that the Fund will invest up to 20% of its net assets in stocks with less than two years of dividend growth. Disclose any other principal investments that have not been disclosed as the Fund’s principal investment strategies in the prospectus.

Response: The Adviser has advised the Registrant that each type of principal investments have been disclosed as the Fund’s principal investment strategies in the prospectus.

12.	Comment: Under "Principal Investment Risks", define what is meant by Emerging Markets and harmonize the disclosure with the principal investment strategy.

Response:   The Registrant will include the definition of Emerging Markets in the Principal Investment Strategy section disclosed above in response to comment 9.

13.	Comment: Are the portfolio managers jointly and primarily responsible for the management of the Fund? If yes, please disclose. If there is a lead portfolio manager, please identify.

Response: Yes, the Registrant will disclose that the portfolio managers are jointly and primarily responsible for the management of the Fund.

14.	Comment: Under “Performance of Composite Accounts” disclose that the net returns are calculated using all of the fees and expenses of the separately managed accounts. If the annual fee is the only fee, then clarify that no other fees or expenses apply to the separately managed accounts.

Response: The Registrant has been advised by the Adviser that the net returns of the separately managed account are calculated to include all fees and expenses of the separately managed account. The Registrant will revise the disclosure accordingly.

15.	Comment: Consider whether the index that the separately managed accounts are compared to is appropriate given the ability of the accounts to invest 60% of their assets in domestic equities.

Response: The Adviser has informed the Registrant that although the Fund and the separately managed account may invest up to 60% of their assets in domestic equities, the separately managed account has been, and it is the current intention of the Adviser that the Fund will be, invested primarily in international securities. Therefore, the Adviser believes that the MSCI World Ex USA Small Cap NR USD Index is the appropriate index to compare the separately managed account performance.

16.	Comment: In the SAI, identify which types of investment are principal and non-principal investment strategies.

Response: The Registrant will revise disclosure as requested.

17.	Comment: In the SAI, under the section “Types of Investments Emerging Markets Securities” include a definition of Emerging Markets securities and a list of emerging markets countries in which the Fund is likely to invest in.

Response: Registrant will revise the disclosure to include the definition of Emerging Markets as all foreign countries not included in the MSCI World Ex US Small Cap Index. The Registrant would like to retain the flexibility to invest in any of these countries throughout the world and respectfully declines the Staff’s suggestion to list certain countries.

18.	Comment: In the SAI, under the non-fundamental investment policy section of the “Investment Restrictions” add that the Fund will invest at least 80% of its net assets in small capitalization stocks as required by Rule 35a-1 of the 1940 Act.

Response: The Registrant will revise disclosure as requested.

19.	Comment: Under the non-fundamental investment policy section of the “Investment Restrictions-Foreign Investment Policy” of the Statement of Additional Information add that the Fund will invest at least 40% of its net assets in three “different” foreign countries.

Response: The Registrant will revise disclosure as requested.

The revised disclosures will be contained in Registrant’s Post-Effective Amendment No. 20 to the Registrant’s registration statement to be filed under Rule 485(b) of the Securities Act of 1933, as amended, on or before the effective date of the Post-Effective Amendment.

In connection with responding to comments from the Commission, the Registrant acknowledges that: (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

Very truly yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara